SIDLEY AUSTIN LLP 1001 PAGE MILL ROAD BUILDING 1 PALO ALTO, CA 94304 +1 650 565 7000 +1 650 565 7100 FAX AMERICA • ASIA PACIFIC • EUROPE

June 17, 2019

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Mara Ransom
Scott Anderegg
Robert Babula
Andrew Blume

Re:   The RealReal, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 6, 2019

File No. 333-231891

Ladies and Gentlemen:

On behalf of our client, The RealReal, Inc. (“The RealReal” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 13, 2019 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on June 6, 2019 (the “Amendment No. 1”). We are concurrently submitting via EDGAR this letter and a second amendment to the Registration Statement (“Amendment No. 2”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 2 and a copy marked to show all changes from Amendment No. 1.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Amendment No. 2.

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

June 17, 2019

Amendment No. 1 to Registration Statement on Form S-1

Exhibits

1.

We note your response to prior comment 4 and your indication that the form of certificate of incorporation mirrors the revised disclosure. However, we are unable to locate a reference to “under Delaware law” as it pertains to derivative actions or a reference to the inapplicability of the provision to claims under the Federal Securities laws. Please revise or tell us why you do not believe such revisions are necessary.

Response: The Company advises the Staff that it has revised its certificate of incorporation to address the Staff’s comment and has re-filed such revised certificate of incorporation as Exhibit 3.2 to Amendment No. 2. The Company is providing to the Staff a copy of its revised certificate of incorporation enclosed with this letter.

* * * *

June 17, 2019

If you have questions with respect to Amendment No. 2 or the response set forth above, please direct the questions to me at (650) 565-7005 or hbarry@sidley.com.

Sincerely,

/s/ Hank V. Barry
Hank V. Barry
Sidley Austin LLP

cc:	Julie Wainwright, Chairperson and Chief Executive Officer, The RealReal, Inc.
Dana DuFrane, General Counsel, The RealReal, Inc.
Martin A. Wellington, Sidley Austin LLP
Helen Theung, Sidley Austin LLP
Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C.

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.